UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 27, 2018, TOP Ships Inc. (the "Company") and Family Trading Inc. ("Family Trading") adopted a further amended and restated credit facility, originally dated February 21, 2017 and as thereafter amended (the "Amended and Restated Family Trading Credit Facility"), in order to, among other things, set the repayment date of the facility to December 31, 2019, increase the maximum borrowing capacity of the facility to $20.0 million, increase the interest rate to 12%, reduce the commitment fee to 2% and increase the arrangement fee to 5%. Family Trading is a Marshall Islands corporation that is owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of the Company's President, Chief Executive Officer and Director, Mr. Evangelos Pistiolis.
Attached hereto as Exhibit 10.1 is a copy of the Amended and Restated Family Trading Credit Facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: October 3, 2018	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
Chief Executive Officer

Exhibit 10.1
2nd AMENDED AND RESTATED LOAN AGREEMENT to the Amended And Restated Loan
Agreement Dated February, 21 2017.
Date:	September 27, 2018
Parties:

I.
"The Borrower": Top Ships Inc., of the Republic of the Marshall Islands, Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro, Marshall Islands MH96960, duly represented by Mr. Alexandros Tsirikos, Director/ Chief Financial Officer.

II.
"The Lender": Family Trading Inc. of the Republic of the Marshall Islands, of Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro, Marshall Islands MH96960, duly represented by Dimosthenis Eleftheriadis.

Interpretation
"Banking" or "Business day" means any day on which the banks generally and foreign exchange markets in Greece and the U.S.A. are open for business.
"Default" or "Event of Default" means any of the events specified in Section 8 whether or not any requirement for the giving of notice or the lapse of time or both or the happening of any other condition has been satisfied.
"the Loan" means an unsecured credit facility for a principal amount of up to USD 20,000,000 (Twenty Million US Dollars), available to be drawn in part or in whole from the execution date of this agreement up until the Repayment Date,
"Repayment Date" means the date on which any drawn principal amounts of the Loan are to be repaid in accordance with the provisions of Section 2 of this agreement.
"Manager" means Central Mare Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960
"Minimum Voting Rights" is set to 50.1% unless otherwise agreed.
1.          Purpose of Loan
The Loan is to be used as bridge loan of the Borrower for general working capital purposes.
2.          Repayment
The Borrower undertakes to repay any drawn amounts under this loan anytime until December 31st 2019 in cash or in shares, at the Lender's option. In case repayment takes place in shares such amount of shares will be determined in accordance with Clause 10.
3.          Drawdown
A drawdown notice must be signed by an authorized representative of the Borrower and once served cannot be revoked without the consent of the Lender. All funds of the Loan shall be drawn from the Borrower via the Manager, or from any other account that the Lender may designate.

4.          Mandatory Prepayment
4.1          In case of an equity offering, an exercise of warrants or options to purchase common shares of the Borrower, an issuance of debt securities or securities that are convertible into Borrower's shares of common stock or upon the conversion of such convertible securities, (henceforth the "Equity Drawdown") and after full repayment of the Crede Capital Note, the Borrower is obliged to repay any amounts due under this loan and any accrued interest and fees up to this time in cash or in shares of common stock at the Lender's option (in case repayment takes place in shares such number of shares will be determined in accordance with Clause 10). The Lender retains the right to delay this mandatory repayment at its absolute discretion until the Repayment Date including any extensions as per Clause 14.
4.2          In case of Change of Control of the Borrower, which for the purposes of this clause is defined as the case when LAX Trust's voting rights fall below the Minimum Voting Rights, the Borrower is obliged to immediately prepay in cash or in shares (in case payment takes place in shares of common stock such number of shares will be determined in accordance with Clause 10), at the Lender's option any drawn amounts under this loan as per clause 2 above and any accrued interest up to this time. The Lender retains the right to delay this mandatory repayment at its absolute discretion up to 24 months from the date of change of control.
5.          Interest Rate - Default Interest
5.1          The rate of interest applicable to the Loan shall be twelve per cent (12%) per annum on all amounts due. Interest shall be payable in cash or in shares of common stock at the Lender's option (in case payment takes place in shares such number of shares will be determined in accordance with Clause 10) in one or more installments, on the option of the Borrower, the last installment payable on the Repayment Date.
5.2          In the event of failure by the Borrower to settle any drawn amounts under this Loan on the appointed date, the Borrower shall pay default interest on such amounts on demand, in cash or in shares of common stock at the Lenders option (in case payment takes place in shares such number of shares will be determined in accordance with Clause 10) from the date of such default up to the date of actual payment at the rate of 10% over the applicable interest rate. Any interest not paid when due shall be compounded every three months.
6.          Payments
6.1          The drawn amounts, all payments or repayments and all accrued interest and fee payments to be made by the Borrower shall be made in shares of common stock at the Lender's option (such number of shares will be determined in accordance with Clause 10) or in freely transferable currency by remitting funds to the account of the Manager Account.
Account:  xxxxxxxxx
Bank: xxxxxxxxx
Account Number:  xxxxxxxxx
IBAN (USD):  xxxxxxxxx
SWIFT code:  xxxxxxxxx

6.2          All payments by the Borrower under this agreement (whether in respect of principal, interest, or otherwise) shall be made in full, without any set-off, counterclaim or retention and free and clear of and without any deduction or withholding in respect of duties, taxes, charges, levies, impost duties or fees of any nature.
6.3          In the event that the Borrower or the Lender is required by law to make any such deduction or withholding from any payment then the Borrower shall forthwith pay to the Lender of the full amount which would have been received hereunder had no deduction or withholding been made. The obligations set forth in this Section shall survive the termination of this agreement and the repayment of the Loan.
7.          Representations and warranties of the Borrower
The Borrower represents and warrants that:
7.1          This agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms. All consents, licenses, approvals, registrations, authorizations or declarations in the jurisdiction to which the Borrower is subject required to enable it to borrow hereunder and lawfully to enter into and perform and discharge its duties and liabilities under this agreement have been obtained or made and are in full force and effect.
7.2          The signing and delivery of this agreement and performance of any of the transactions contemplated in it will not contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, license, permit or consent by which the Borrower or any of its assets is bound or affected.
7.3          No condition, event or act has occurred and is continuing or would result from the making of the Loan which constitutes an Event of Default or a Default;
7.4          The Borrower is not in default under any agreement to which it is a party or by which it may be bound and no litigation, arbitration or administrative proceedings are presently current or pending, or to the knowledge of the Borrower, threatened, which in any such case would have an adverse effect upon the Borrower to perform and observe the obligations and provisions binding upon him under this agreement.
8.          Default
On the occurrence of any of the events specified below the Lender may, by giving written notice to cancel this agreement and demand immediate repayment of the whole outstanding balance of the Loan and all accrued interest, and all costs and expenses and any other moneys due hereunder and the Lender may exercise its rights under any security which it holds:
(a)          If the Borrower fails to fulfill payment obligations arising hereunder and such failure continues to be unremedied for five days;
(b)          If the Borrower fails to observe or perform any of its obligations under this agreement and such default continues to be unremedied for five days;
(c)          Any representation, warranty or statement which is made or deemed to have been made by the Borrower in this agreement or in any certificate, statement, or notice provided under or in connection with this agreement proves to be incorrect in any respect which the Lender deems material;
(d)          If the Borrower fails to fulfill its obligations in respect of any other indebtedness for borrowed money to the extent that such indebtedness becomes repayable or capable of being declared repayable prior to its stated maturity;
(e)          If an order is made or resolution passed for the liquidation or the winding up of the Borrower other than for the purposes of amalgamation or reconstruction agreed to in writing by the Lender or if the Borrower makes or seeks to make any composition or arrangement with its creditors;
(f)          If an encumbrancer takes possession of, or trustee, administrator, receiver or other similar officer is appointed in respect of all or any part of the business or assets of the Borrower or distress or any form of execution is levied or enforced upon any property of the Borrower;
(g)          If the Borrower ceases or threatens to cease to carry on its business or substantially the whole of its business;
(h)          If the Borrower becomes or is declared insolvent or bankrupt;
(i)          If the Borrower becomes delisted from the Nasdaq Stock Exchange
9.          Fees
9.1          The Borrower shall pay to the Lender a fee of five percent (5%) on the Loan, on the execution of this agreement and will apply to the increased amount, which is defined as the difference between the maximum amount available to be drawn (USD 20,000,000) and the current outstanding balance of the Loan (USD 11,552,000).
9.2          The Borrower shall pay to the Lender a commitment fee on the undrawn amount of this loan of two per cent (2%) per annum. The commitment fee will start accruing from the date of execution of this agreement. The commitment fee is payable in one or more installments, at the option of the Borrower, the last installment payable on or before the Repayment Date.
9.3          The Borrower shall pay all legal fees and expenses incurred in connection with the preparation, negotiation and conclusion of this agreement.
9.4          Payment of fees shall be made in cash, or shares of common stock at the Lender's option (such number of shares will be determined in accordance with Clause 10), in one or more installments, depending on the Borrower's availability of liquidity, on or before the Repayment Date.
10.          Convertibility
a.          The Lender will have the right, for as long as there are outstanding amounts due under the Loan (principal, accrued interest and or fees), to get repaid for such amounts with the Borrower's common shares of common stock. The number of shares to be used as consideration for payment of the abovementioned amounts will be calculated by dividing said amount with 80% of the lowest daily volume weighted average price ("VWAP") of the Borrower's common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per share (the "Floor Price").
b.          In the case where the company raises capital (whether publicly or privately), if the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):
a.	The price per share issued upon an equity offering of the Borrower
b.	The exercise price of warrants or options for common shares of the Borrower
c.	The conversion price of any convertible security into the Borrower's common stock
d.	The implied exchange price of the Borrower's common shares pursuant to an asset to equity or liability to equity swap
, then the Applicable Price will be reduced to the Issuance Price.
c.          Furthermore, in case the Applicable Price is higher than the exercise price of the Borrower's outstanding warrants, the Applicable Price will be reduced to the exercise price of such outstanding warrants.
11.          Stamp Duties
The Borrower shall pay any and all stamp, registration and similar taxes and charges of whatsoever nature which may be payable or determined to be payable on, or in connection with, the execution, registration, notarisation, performance or enforcement of this agreement. The Borrower shall indemnify the Lender against any and all liabilities with respect to or resulting from delay or omission on the part of the Borrower to pay any such taxes.
12.          No Waiver
Time shall be of the essence of this agreement but no failure to exercise nor any delay in exercising on the part of the Lender any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, privilege or remedy prevent any further or other exercise thereof or the exercise of any other right, power, privilege or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.
13.          Severance
If at any time anyone or more provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.
14.          Notices
Every notice, request, demand or other communication under this agreement shall:
(a)          be in writing delivered personally or by fax or e-mail;
(b)          be deemed to have been received, in the case of fax or e-mail, at the time of dispatch as per transmission report (provided that if the date of dispatch is not a business day it shall be deemed to have been received at the opening of business on the next such business day), and in the case of a letter when delivered or served personally; and

(c)          be sent:
(i)          if to the Borrower
Top Ships Inc.
1, Vas. Sofias &Meg. Alexandrou Str.
151 24 Maroussi
Greece Tel. + 30 210 8128181
Fax + 30 210 6141275
e-mail: atsirikos@topships.org
(ii)          if to be sent to the Lender
Stylianos Giamanis
Kanari 11 106 71
Athens Greece
Tel. + 30 210 3640030
Fax + 30 210 3640082
e-mail: economouPgce-associates.gr
or to such other person, address, fax number or e-mail as is notified by a Party (as the case may be) to the other Party to this agreement.
15.          Assignment
The Lender may at any time at its discretion without the prior consent of the Borrower assign or transfer in whole or in part to a third party any rights, accessory rights and claims already existing or in future arising under this agreement.
16.          Confidentiality
16.1          Each of the parties hereto agree and undertake to keep confidential any documentation and any confidential information concerning the business, affairs, etc. which comes into its possession during this agreement and not to use any such documentation, information for any purpose other than for which ii was provided.
16.2          The Borrower acknowledges and accepts that the Lender may be required by law or that it may be appropriate for the Lender to disclose information and deliver documentation relating to the Borrower and the transactions and matters in relation to this agreement to governmental or regulatory agencies and authorities.
16.3          The Borrower acknowledges and accepts that in case of occurrence of any of the Events of Default the Lender may disclose information and deliver documentation relating to the Borrower and the transactions and matters in relation to this agreement to third parties (including in particular any technical advisors, accountants, any legal advisors) to the extend that this is necessary for the enforcement or the contemplation of enforcement of the Lender's rights or for any other purpose for which in the opinion of the Lender, such disclosure should be useful or appropriate for the interests of the Lender or otherwise and the Borrower expressly authorizes any such disclosure and delivery.

16.4          The Borrower acknowledges and accepts that the Lender may be prohibited or it may be inappropriate for the Lender to disclose information to the Borrower by reason of law or duties of confidentiality owed or to be owed to other persons.
17.          Law and Jurisdiction
17.1          This agreement shall be governed by and construed in accordance with English Law.
17.2          For the exclusive benefit of the Lender, the Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the High Court of Justice in respect of any disputes which may arise out or in connection with this agreement. The foregoing shall not limit the right of the Lender to start proceedings in any other country.
17.3          If it is decided by the Lender that any such proceedings should be commenced in any other country, then any objections as to the jurisdiction or any claim as to the inconvenience of the forum is hereby waived by the Borrower and it is agreed and undertaken by the Borrower to instruct lawyers in that country to accept service of legal process and not to contest the validity of such proceedings as far as the jurisdiction of the court or courts involved is concerned.
IN WITNESS WHEREOF the parties have caused this agreement to be executed as of the date first above written.

SIGNED for and on behalf of TOP SHIPS INC.	SIGNED for and on behalf of FAMILY TRADING INC.

/s/Alexandros Tsirikos	/s/ Dimosthenis Eleftheriadis
Mr. Alexandros Tsirikos Director / Chief Financial Officer	Dimosthenis Eleftheriadis President/Director